NEW CENTURY ENERGY CORP.
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5851 San Felipe, Suite 775 Houston, Texas 77057
Office 713-266-4344
Fax 713-266-4358

March 7, 2008

Mark A. Wojciechowski                                                                             VIA EDGAR AND VIA FAX AT
Staff Accountant                                                                                         (202) 772-9369
United States Securities and Exchange Commission
Division of Corporation Finance
Telephone: (202) 551-3759
Fax: (202) 772-9369

Re:          New Century Energy Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 12, 2007
Response letter dated January 24, 2008
File No. 0-32629

Dear Mr. Wojciechowski,

New Century Energy Corp. has been delayed in responding to your comment letter dated February 21, 2008, due to our need to update and reconcile our reserve disclosure in connection with your comments.  As such, we respectively request that we be given an extension to respond to your comment letter until March 20, 2008, to allow us sufficient time to address the comments in your comment letter.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

New Century Energy Corp.

/s/ Edward R. DeStefano
Edward R. DeStefano
                                                                                               President